EXHIBIT 99.1
CHINA FINANCE ONLINE CO. LIMITED
REPORT OF THE DIRECTORS
The directors of China Finance Online Co. Limited, or the Company, present their report and the audited financial statements for the year ended December 31, 2007, or the Financial Statements, which can be accessed through the SEC website at http:///www.sec.gov or on through Company’s website at http://www.chinafinanceonline.com/investor/annual_rep.asp starting on June 5, 2008. The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.
PRINCIPAL ACTIVITIES
The Company acts as an investment holding company and provides corporate management services. The activities of its principal subsidiaries including its variable interest entity are set out in note 1 to the Financial Statements.
RESULTS
The results of the Company and its subsidiaries for the year ended December 31, 2007 are set out in the consolidated income statement on page F-4 of the Financial Statements.
The directors do not recommend the payment of a dividend and propose that the profit for the year be retained.
PROPERTY AND EQUIPMENT
Details of the movements during the year in property and equipment of the Company and its subsidiaries are set out in note 6 to the Financial Statements.
SHARE CAPITAL
In 2007, the Company issued 730,000, 1,200,000, 1,200,000, 1,340,000 and 899,500 ordinary shares to Pontevedra Trading Limited, Increase Gain International Limited, New Chinavest Ventures Limited, Newfoundland Opportunity Limited, and Evergreen Resources Capital Limited, respectively in satisfaction of an option exercise commitment issued outside of the Company’s 2004 Stock Incentive Plan. The Company also issued share options to purchase 3,848,000 ordinary shares pursuant to the 2004 Stock Incentive Plan during 2007. Further, the Company issued and allotted 10,558,493 performance based ordinary shares to selected employees pursuant to 2007 Equity Incentive Plan during 2007. Other than the foregoing, the Company did not issue any share capital in the year ended December 31, 2007.
DIRECTORS
The directors of the Company during the year and up to the date of this report were:
Mr. Zhao Zhiwei
Mr. Hugo Shong
Mr. Lee Kheng Nam
Mr. Wang Ling
Mr. Guo Fansheng
In accordance with Article 8 of the Company’s Articles of Association, all remaining directors retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.
MANAGEMENT CONTRACTS
No substantial contracts concerning the management and administration of the Company were entered into or existed during the year.
ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES
In 2007, the Company granted the directors options to purchase 1,200,000 ordinary shares of the Company pursuant to 2004 Stock Incentive Plan, of which 260,800 shares were exercised by the directors. Details of directors’ share options at 31 December 2007 were as follows:

		Number of
Name of director	Capacity	underlying shares
Zhao Zhiwei	Director	1,600,000
Hugo Shong	Director	260,000
Lee Kheng Nam	Independent director	320,000
Guo Fansheng	Independent director	240,000
Wang Ling	Independent director	240,000

		2,660,000

Particulars of the Company’s 2007 Equity Incentive Plan are set out in note 10 to the Financial Statements.
Other than as disclosed above, at no time during the year was the Company or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.
AUDITORS
A resolution will be proposed to the forthcoming Annual General Meeting of the Company to re-appoint Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board
/s/ Hugo Shong
Hugo Shong
CHAIRMAN
June 5, 2008

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